EXHIBIT 6.11

VIA FIRST CLASS MAIL

1 June 2022

Troy Levy, CEO

Tropical Racing, Inc.

1740 Grassy Springs Road

Versailles, KY 40383-8722

Dear Mr. Levy:

To reflect our recent discussions, Woodford Financial PLLC (the "Firm") is pleased to provide Tropical Racing, Inc. (''Tropical Racing") with this Interim CFO Engagement Letter (the "Engagement Letter") describing Interim CFO Services for the period beginning 1 June 2022 and continuing until Tropical Racing decides to terminate this Engagement Letter.

The Firm will make J. Todd Renner, CPA, CGMA available to conduct the Interim CFO Services described herein, which include activities to address any requests provided by Tropical Racing, SEC filing preparation, including without limitation Management's Analysis and Discussion, beneficial ownership, dilution and executive compensation analysis and disclosures, reviews and approvals, accounting process and procedure creation, and internal control process development.

Interim CFO Services shall specifically include, but shall not be limited to, assisting with offerings of debt and equity securities offerings and borrowings, preparing and reviewing Tropical Racing's Form 1-A offering statement, amendments and supplements thereto, periodic SEC reports, including without limitation quarterly reports (if any), semi-annual reports on Form 1-SA, and annual reports on Form 1- K, and current reports on Form 1-U prior to the filing of such reports with the SEC and the signing of such reports and related certifications in the capacity as interim CFO, interim principal financial officer, and interim principal accounting officer, as required.

Interim CFO Services will be executed on a Time and Materials basis at the discounted rate of $2,500 per month plus any applicable expenses. Invoices will be submitted monthly and will be due within 10 days.

Interim CFO Services shall be performed primarily at the Firm's offices located in Versailles, Kentucky. The parties acknowledge, however, that Mr. Renner may be required to travel in connection with the performance of his duties hereunder.

The parties intend and acknowledge that Mr. Renner is acting as an independent contractor and not as an employee of Tropical Racing. Further and for the duration of the period that the Firm or Mr. Renner provides services under this Engagement Letter, Mr. Renner will be recognized as an insured person as defined in Tropical Racing's liability insurance policy that covers directors and officers.

Mr. Renner shall have full discretion in determining the amount of time and activity to be devoted to rendering the services contemplated under this Engagement Letter and the level of compensation to the Firm or Mr. Renner is not dependent upon any preordained time commitment or level of activity.

Tropical Racing acknowledges that the Firm and Mr. Renner shall remain free to accept other consulting engagements of a like nature to the engagement under this Engagement Letter. Nothing in this Engagement Letter shall be construed to create any partnership, joint venture, or similar arrangement between Tropical Racing and the Firm or Mr. Renner or to render either party responsible for any debts or liabilities of the other.

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Tropical Racing, Inc.

1 June 2022

Mr. Renner's obligations under this engagement letter are personal in nature and may not be assigned to any other person or entity.

Mr. Renner understands that Tropical Racing and its affiliates from time to time, may impart to him confidential information, whether such information is written, oral, or graphic (the "Confidential Information"). Such Confidential Information includes, without limitation, internal financial information of the Tropical Racing or its affiliates. Mr. Renner hereby acknowledges Tropical Racing's exclusive ownership of such Confidential Information and agrees:

(1)	only to use the Confidential Information to provide services to Tropical Racing and its affiliates;
(2)	only to communicate the Confidential Information to fellow employees, agents, and representatives on a need-to-know basis; and
(3)	not to otherwise disclose or use any Confidential Information, except as may be required by law or otherwise authorized by Tropical Racing.

Upon demand by Tropical Racing or upon termination of Mr. Renner's contractual relationship with Tropical Racing, Mr. Renner will deliver to Tropical Racing all manuals, photographs, recordings, and any other documents containing Confidential Information, which are in Mr. Renner's possession, custody, or control.

Tropical Racing shall not be responsible for any withholding in respect of taxes or any other deductions in respect of the fees to be paid to the Firm and Mr. Renner and all such amounts shall be paid without any deduction or withholding.

Please do not hesitate to contact me should you have any questions or comments regarding this Engagement Letter. We look forward to continuing our relationship and thank you again for your confidence in us.

With kind regards,

J. Todd Renner, CPA, CGMA

Managing Member

Please signify your understanding and acceptance of this Engagement Letter by executing below.

Name: Troy Levy

Title: President and CEO

Company Name: Tropical Racing, Inc.

Date:

Signature: /s/ Troy Levy

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